As filed with the Securities and Exchange Commission on February 1, 2006	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM S-3 REGISTRATION STATEMENT Under The Securities Act of 1933

CBS Corporation (Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-2949533 (I.R.S. Employer Identification Number)
51 West 52nd Street New York, NY 10019 (212) 975-4321 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Louis J. Briskman
Executive Vice President and General Counsel
CBS Corporation
51 West 52nd Street
New York, NY 10019
(212) 975-4915
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Howard Chatzinoff Michael Lubowitz Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Offering Price(1)	Amount of Registration Fee(2)

Class B common stock, par value $0.001 per share, of CBS Corporation	10,209,489 shares	N/A	$271,061,932.95	$29,003.63(3)

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the product of (a) 10,209,489, multiplied by (b) $26.55, the average of the high and low sale prices for shares of CBS Corporation Class B common stock as reported on the New York Stock Exchange on January 25, 2006.
(2)
Reflects the product of (a) 0.00010700 multiplied by (b) the proposed maximum aggregate offering price for shares of CBS Corporation Class B common stock.
(3)
Pursuant to Rule 457(p) under the Securities Act, the filing fee is being offset by $29,003.63 of the filing fee associated with approximately 30,000,000 of the shares of Class B Common Stock registered on the Registrant's Registration Statement on Form S-4 (Registration No. 333-128821), first filed with the Securities and Exchange Commission on October 5, 2005, as subsequently amended on November 23, 2005 (the "S-4 Registration Statement"). The aggregate amount of registration fee paid with respect to the S-4 Registration Statement and associated with such unsold shares is approximately $116,000.

PROSPECTUS

Class B common stock

        This prospectus relates to the sale of up to 10,209,489 shares of our Class B common stock which are held by certain stockholders named in this prospectus, each of which we refer to in this prospectus as a "Selling Stockholder" and, collectively, as the "Selling Stockholders."

        The shares of Class B common stock may be sold from time to time by and for the account of the Selling Stockholders. The Selling Stockholders may sell all or a portion of the shares of Class B common stock from time to time in public transactions, in privately negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price for the shares (or at negotiated prices). Such sales may be effected directly or through one or more brokers, who may act as agent or as principal, underwriters, dealers, agents or directly to purchasers or by a combination of such methods of sale. See "Plan of Distribution" beginning on page 32 for additional information on the methods of sale.

        We will not receive any of the proceeds from the sale of the shares of Class B common stock offered by the Selling Stockholders. The Selling Stockholders will receive all proceeds from the sale of the shares of Class B common stock being registered.

        CBS Corporation's Class B common stock is listed on the New York Stock Exchange and trades under the symbol "CBS."

        Investing in our Class B common stock involves risks. See "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 1, 2006.

        You should rely only on the information contained in this prospectus and the documents incorporated herein by reference. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state or other jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a "shelf" registration process. Under this shelf process, the Selling Stockholders may, from time to time, sell Class B common stock in one or more offerings. You should read this prospectus and the documents incorporated by reference herein, together with the additional information described below under the heading "Where You Can Find Additional Information," before you decide whether to invest in the Class B common stock.

        The registration statement (including the exhibits) of which this prospectus is a part contains additional information about us and the Class B common stock the Selling Stockholders may offer by this prospectus. Specifically, we have filed as an exhibit to the registration statement a registration rights agreement which affects the rights of the Selling Stockholders with respect to the Class B common stock offered by this prospectus. We may in the future file certain other legal documents which could affect the terms of the Class B common stock offered by this prospectus as exhibits to reports we file with the SEC. The registration statement and the reports can be read at the SEC Web site (www.sec.gov) or at the SEC offices mentioned under the heading "Where You Can Find Additional Information."

        To understand the offering of this Class B common stock fully, you should read this entire document carefully, including particularly the "Risk Factors" section and the documents identified in the section titled "Where You Can Find Additional Information."

BACKGROUND—THE SEPARATION

        In June 2005, Viacom Inc. announced a plan to separate into two publicly-traded companies (such separation we shall refer to in this prospectus as the "separation"). To accomplish this, Viacom Inc. created a new publicly traded company that includes the advertising-supported Cable Networks business and the Paramount Pictures business. Upon the separation, which became effective on December 31, 2005, this new company was named "Viacom Inc." We will refer to this new company in this prospectus as "New Viacom." Also upon the separation, the existing company, formerly known as Viacom Inc., changed its name to "CBS Corporation."

        The separation of New Viacom into its own publicly traded company was effected through the merger of Viacom Merger Sub Inc., a newly formed wholly owned subsidiary of Viacom, with and into Viacom, with Viacom continuing as the surviving entity. We refer to this merger in this prospectus as the "merger." Except as otherwise provided in this prospectus, unless the context otherwise requires, references in this prospectus to "Viacom" refer to Viacom Inc. as it existed prior to the separation.

        CBS Corporation is the issuer of the Class B common stock. Except as otherwise provided in this prospectus, unless the context otherwise requires, references in this prospectus to "we," "us" and "our" refer to CBS Corporation and its direct and indirect subsidiaries.

        In the separation, Viacom stockholders received 0.5 of a share of New Viacom Class A common stock and 0.5 of a share of CBS Class A common stock for every share of Viacom Class A common stock they owned. They received 0.5 of a share of New Viacom Class B common stock and 0.5 of a share of CBS Class B common stock for every share of Viacom Class B common stock they owned.

CBS CORPORATION

        CBS Corporation is a worldwide entertainment company with operations in the following segments:

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  Television: The Television segment consists of the CBS and UPN television networks, Showtime Networks Inc., which we will refer to in this prospectus as "Showtime Networks," including its various program services, CBS Corporation's 39 owned broadcast television stations, and its television production and syndication business through CBS Paramount Television and King World Productions. In January 2006, we announced a joint venture with Warner Bros. Entertainment to a form a new fifth network, The CW. We also announced that UPN will broadcast its network schedule until fall 2006 and will cease operations thereafter.

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  Radio: The Radio segment owns and operates 178 radio stations in 40 U.S. markets through CBS Radio.

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  Outdoor: The Outdoor segment displays advertising on out-of-home media, including billboards, transit shelters, buses, rail systems (in-car, station platforms and terminals), mall kiosks and stadium signage.

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  Parks/Publishing: The Parks/Publishing category includes Simon & Schuster, which publishes and distributes consumer books under imprints such as Simon & Schuster, Pocket Books, Scribner and The Free Press, and Paramount Parks, which is principally engaged in the ownership and operation of five theme parks and a themed attraction in the U.S. and Canada. In January 2006, we announced our intention to divest the Paramount Parks division. We expect to complete the divestiture in the second half of 2006.

  On January 5, 2006, CBS Corporation acquired CSTV Networks, Inc., which we will refer to in this prospectus as "CSTV," for approximately $325 million. CSTV operates as a division under the Television segment. In connection with the acquisition and as part of the consideration to be paid to the former holders of capital stock of CSTV, we will issue to them 10,209,489 shares of CBS Class B common stock on

  February 1, 2006. Those former holders of capital stock of CSTV are the Selling Stockholders. The shares of Class B common stock will be issued in a private placement which will be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, which we refer to in this prospectus as the "Securities Act." We agreed to make available the shelf registration statement of which this prospectus forms a part for the resale of such shares of CBS Class B common stock by the Selling Stockholders.

        CBS Corporation was organized in Delaware in 1986. CBS Corporation's principal offices are located at 51 West 52nd Street, New York, New York 10019 and its telephone number is (212) 975-4321.

CBS Corporation Competitive Strengths

        CBS Corporation believes it possesses a number of strengths that will enable it to compete successfully:

        Wide reach and distribution in multiple media throughout the United States and key international markets.    CBS Corporation is a leading mass-media company, with businesses that for many years have consistently held leadership positions as well as newer businesses that operate on the leading-edge of the media industry. CBS Corporation, through its many and varied operations, combines broad reach with well-positioned national and local businesses, all of which provide it with an extensive distribution network by which it serves audiences and advertisers in all 50 states, including the largest domestic metropolitan areas, and key international markets.

        Popular programming and content that appeals to a broad range of audiences.    CBS Corporation delivers television, radio and publishing content that is designed to appeal to audiences across virtually every segment of the population. In network television, CBS Network and UPN offer programming watched by millions of viewers, including shows like CSI: Crime Scene Investigation, CSI: Miami, CSI: New York, The Amazing Race, Without a Trace, Two and a Half Men, Everybody Hates Chris, America's Next Top Model, 60 Minutes, the Late Show with David Letterman, The Young and the Restless and a significant selection of important sports events, from AFC National Football League games to the Masters golf tournament and the month-long March Madness™ college basketball tournament. CSTV, a leading digital media company devoted exclusively to college athletics, will continue to operate as its own division under the CBS Television segment. CBS Corporation is an industry leader in the production and distribution of syndicated television programming, with long-running and recent successes like Wheel of Fortune, Jeopardy!, The Oprah Winfrey Show, Dr. Phil, Entertainment Tonight and Judge Judy. CBS Corporation owns, operates and programs radio stations in nearly every format, including rock, news/talk, oldies, adult contemporary, country, sports/talk and urban, many of which now utilize the Internet as an additional way of reaching their audiences with enhanced content. Since the beginning of 2003, Simon & Schuster has had over 265 books on The New York Times bestseller list, including 40 titles that were #1 bestsellers.

        Extensive and growing content library exploited on multiple platforms.    CBS Corporation has a large television library that includes approximately 3,000 titles and more than 77,000 hours of programming, including a growing collection of high-definition content. This valuable asset includes many popular television programs, including CSI: Crime Scene Investigation, CSI: Miami, CSI: New York, Survivor, The Amazing Race, Cheers, I Love Lucy, The Andy Griffith Show and Frasier. In addition, through King World and CBS Paramount Domestic Television, CBS Corporation holds the library rights to current first-run syndicated television programs including Entertainment Tonight, Judge Judy and Inside Edition. Showtime Networks owns or controls various television and other rights to many of its original programs, including movies, specials, series and documentaries. Those titles include The L Word, Queer as Folk, Dave Chappelle: For What It's Worth, Fat Actress, Mario Cantone's Laugh Whore, Our Fathers, Reefer Madness and Rikers High. The CBS Radio division owns local content in many formats from its radio stations and is pursuing new media opportunities, including Internet streaming and podcasting. Simon & Schuster publishes some 1,800 titles a year and holds the rights to more than 17,000 titles, including perennial classics like The Joy of Cooking, 7 Habits of Highly Effective People and Dr. Spock's Baby and Child Care, and the majority of works by Ernest Hemingway and F. Scott Fitzgerald, among others. Through CBS Entertainment, CBS News, CBS Sports, UPN, Showtime, King World and CBS Paramount Television, CBS Corporation creates thousands of hours of original content each year and continually adds titles to this content library. CBS Corporation's analog and digital content library provides CBS Corporation with a stable source of syndication revenue, and its broad offerings also provide opportunities to generate revenue through many windows, including international syndication, the Internet, DVD sales, wireless technologies and digital media licensing.

        Ability to serve the needs of advertisers.    Many advertisers reach their consumers via CBS Corporation's programming. Whether an advertiser wishes to launch a new brand across multiple platforms or heighten awareness of an existing product in a particular region of the country, the scope of CBS Corporation's distribution network gives advertisers access to consumers in all 50 states and key international markets. CBS Corporation is well-positioned to serve advertisers locally with a combination of television, radio and outdoor properties in the majority of the top 20 domestic markets.

        Strong financial profile with significant cash flow generation.    CBS Corporation has consistently generated strong revenues and cash flow from its operations and believes that its financial position will result in solid investment grade debt ratings.

        Experienced management team with a proven creative and financial track record.    CBS Corporation has a seasoned senior management team with significant experience in the media industry and a track record of building successful businesses, and managerial talent with extensive experience in each of its segments and business units.

CBS Corporation Strategy

        The principal elements of CBS Corporation's business strategy include:

        Focus on high quality, broad-appeal programming and content.    CBS Corporation has longstanding experience identifying, producing and distributing popular, high-quality programming that is designed to appeal to many audiences. Broad groups of viewers and listeners enjoy the Super Bowl, the Grammy's® and Survivor on CBS Network, and make 1010 WINS-AM New York "All-News Radio" the most listened-to station in the U.S., while targeted demographics watch UPN and listen to radio stations like KROQ-FM Los Angeles. CBS Corporation's television, radio, syndication and publishing businesses are dedicated to developing their content to reach both broad and targeted audiences and attract advertisers.

        Exploit content on emerging platforms.    CBS Corporation plans to continue to develop content that can be applied to existing, emerging and undeveloped platforms. CBS Corporation's content-based businesses in television, radio and publishing have established in-house digital media efforts focusing on the Internet, broadband technologies, wireless communications, on-demand programming and interactivity. These new platforms are expected to provide new ways for the various businesses of CBS Corporation to distribute the wealth of content produced by its many operations, and are expected to create new revenue streams from advertising, subscriptions and licensing.

        Attract and retain creative talent.    To build upon and ensure its leadership position in the development and distribution of its numerous forms of content, CBS Corporation will continue to focus on developing compelling content by seeking to attract, align with and retain high quality creative talent in each of its business operations, recognizing that it is the talent of writers, producers, actors and others that ultimately gives CBS Corporation its strength, its ability to serve its many audiences and customers, and its capability to grow market share in a competitive arena. CBS Corporation's management team maintains strong relationships with many of the most successful content creators in media and places a high priority on establishing a diverse and creative work environment.

        Focus on local presence in large and attractive markets.    The vast majority of U.S. revenue in the local radio, television and outdoor industries is generated in the nation's top 50 markets. CBS Corporation intends to maintain its focus and build its presence in large markets attractive to advertisers, and regularly evaluate its portfolio of television, radio and outdoor assets in each of those markets to ensure that its mix of properties is delivering attractive margins and cash flow.

        Deliver an attractive return on investment to stockholders and maintain ongoing cash flow growth.     By focusing on its strengths and other strategies, CBS Corporation intends to deliver attractive returns to its stockholders by continuing to grow its cash flow and returning a significant portion of that cash flow to its stockholders in the form of dividends.

RISK FACTORS

        You should consider carefully all of the information set forth in, or incorporated by reference into, this prospectus and, in particular, the risk factors described below.

RISKS RELATED TO CBS CLASS B COMMON STOCK AND THE SECURITIES MARKETS

  Many Factors May Cause the Stock Price of CBS Class B Common Stock to Fluctuate Significantly, and You Could Lose All or Part of Your Investment as a Result

        The stock price of CBS Class B common stock may fluctuate significantly as a result of many factors. These factors, some or all of which are beyond CBS Corporation's control, include:

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  lack of a trading history;

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  actual or anticipated fluctuations in CBS Corporation's operating results;

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  changes in expectations as to CBS Corporation's future financial performance or changes in financial estimates of securities analysts;

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  success of CBS Corporation's operating and growth strategies;

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  investor anticipation of strategic, technological or regulatory threats, whether or not warranted by actual events;

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  operating and stock price performance of other comparable companies; and

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  realization of any of the risks described in these risk factors.

        In addition, the stock market has experienced volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading prices of CBS Corporation common stock, regardless of CBS Corporation's actual operating performance.

RISKS RELATED TO OUR BUSINESS

  A Decline in Advertising Expenditures Could Cause CBS Corporation's Revenues and Operating Results to Decline Significantly in Any Given Period or in Specific Markets

        CBS Corporation derives substantial revenues from the sale of advertising on its networks, television stations, radio stations, outdoor media and syndicated programming. A decline in the economic prospects of advertisers, the economy in general or the economy of any individual geographic market, particularly a major market such as Los Angeles, New York or Chicago, in which CBS Corporation owns and operates sizeable businesses, could alter current or prospective advertisers' spending priorities. Disasters, acts of terrorism, political uncertainty or hostilities could lead to a reduction in advertising expenditures as a result of uninterrupted news coverage and economic uncertainty. Advertising expenditures may also be affected by increasing competition for the leisure time of audiences. In addition, advertising expenditures by companies in certain sectors of the economy, including the automotive, financial and pharmaceutical segments, represent a significant portion of CBS Corporation's advertising revenues. Any political, economic, social or technological change resulting in a reduction in these sectors' advertising expenditures may adversely affect CBS Corporation's revenue. Advertisers' willingness to purchase advertising from CBS Corporation may also be affected by a decline in audience ratings for CBS Corporation's programming, the inability of CBS Corporation to retain the rights to popular programming, increasing audience fragmentation caused by the proliferation of new media formats, including cable networks, the Internet and video-on-demand and the deployment of portable digital devices allowing consumers to time shift programming and skip or fast forward through advertisements. CBS Corporation's revenues from outdoor advertising also depends on CBS

Corporation's continued ability to obtain the right to use effective outdoor advertising space. Any reduction in advertising expenditures could have an adverse effect on CBS Corporation's revenues and results of operations.

  CBS Corporation's Success Is Dependent upon Audience Acceptance of Its Television and Radio Programs, Which Is Difficult to Predict

        Television and radio content production and distribution are inherently risky businesses because the revenues derived from the production and distribution of a television or radio program, and the licensing of rights to the intellectual property associated with the program, depend primarily upon their acceptance by the public, which is difficult to predict. The commercial success of a television or radio program also depends upon the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which are difficult to predict. Rating points are also factors that are weighed when determining the advertising rates that CBS Corporation receives. Poor ratings can lead to a reduction in pricing and advertising spending. In addition, the success of Showtime Networks is dependent in part on audience acceptance of its programming. Consequently, low public acceptance of CBS Corporation's television and radio programs will have an adverse effect on CBS Corporation's results of operations.

  Failure by CBS Corporation to Create and Retain the Rights in Popular Programming Could Adversely Affect CBS Corporation's Revenues

        Operating results from CBS Corporation's production businesses fluctuate primarily with the acceptance of such production by the public, which is difficult to predict. CBS Corporation's revenue from its television and radio production business is therefore partially dependent on CBS Corporation's continued ability to anticipate and adapt to changes in consumer tastes and behavior on a timely basis. Moreover, CBS Corporation derives a meaningful portion of its revenues from the exploitation of its extensive library of television programming. Generally, a television series must have a network run of at least three or four years to be successfully sold in domestic syndication. If the content of its television programming library ceases to be widely accepted by audiences or is not continuously replenished with popular content, CBS Corporation's revenues could be adversely affected.

        CBS Corporation obtains a significant portion of its popular programming from third parties. For example, some of CBS Network's most widely viewed broadcasts, including the NCAA Division 1 Men's Basketball Championship, golf's Masters Tournament and PGA Championship, and NFL games, are made available based upon programming rights of varying duration that CBS Corporation has negotiated with third parties. In addition, Showtime Networks enters into commitments to acquire rights to feature films and other programming for Showtime, The Movie Channel and FLIX from motion picture producers and other suppliers for varying durations, and CBS Radio acquires the broadcast rights to syndicated shows and to various programs, such as sports events from third parties. Competition for popular programming that is licensed from third parties is intense, and CBS Corporation may be outbid by its competitors for the rights to new, popular programming or in connection with the renewal of popular programming currently licensed by CBS Corporation. CBS Corporation's failure to obtain or retain rights to popular content could adversely affect CBS Corporation's revenues.

  Any Decrease in Popularity of the Programming for Which CBS Corporation Has Incurred Significant Commitments Could Have an Adverse Effect on Its Profitability

        As of December 31, 2004, CBS Corporation had commitments of $10.9 billion for the acquisition of sports programming rights, $3.1 billion relating to television and radio production and acquisitions and $821 million for talent contracts, with $4.2 billion of these amounts payable in and after 2010. Any shortfall, now or in the future, in the expected popularity of the sports events for which CBS Corporation has acquired rights, or in the television and radio programming CBS Corporation expects to air, could lead to decreased profitability or losses for a significant period of time.

  CBS Corporation's Operating Results Are Subject to Seasonal Variations

        CBS Corporation's business has experienced and is expected to continue to experience seasonality due to, among other things, seasonal advertising patterns, seasonal theme park attendance and seasonal influences on people's viewing, reading and listening habits. Typically, CBS Corporation's revenue from advertising increases in the fourth quarter, Simon & Schuster generates a substantial portion of its revenues in the fourth quarter and Paramount Parks' revenues from admissions are primarily generated in the second and third quarters. In addition, advertising revenues in even-numbered years benefit from advertising placed by candidates for political offices. The effect of such seasonality makes it difficult to estimate future operating results based on the previous results of any specific quarter.

  CBS Corporation's Businesses Operate in Highly Competitive Industries

        CBS Corporation competes with other media companies for high quality content and attractive outdoor advertising space to achieve large audiences and to generate advertising revenue. CBS Corporation also competes for distribution on various cable, DTH and other platforms. CBS Corporation's ability to attract viewers and advertisers and to obtain favorable distribution depends in part on its ability to provide popular television, syndicated programming and radio programming and books, as well as well-placed outdoor advertising faces. In addition, the consolidation of advertising agencies, distributors and television service providers has made competition for viewers and advertising revenue and distribution outlets more intense. Competition for viewers and advertising comes from: other broadcast television stations and networks; cable television systems and networks; the Internet; terrestrial and satellite radio; outdoor advertisers; local, regional and national newspapers; direct mail; and other communications and advertising media that operate in these markets. Other television and radio stations or cable networks may change their formats or programming, a new station or network may adopt a format to compete directly with CBS Corporation's stations or networks, or stations or networks might engage in aggressive promotional campaigns. In addition, consolidation among book retailers has resulted in increased competition for limited shelf space for CBS Corporation's publications.

        This competition could result in lower ratings and advertising and subscription revenues or increased promotional and other expenses and, consequently, lower earnings and cash flow for CBS Corporation. CBS Corporation cannot assure you that it will be able to compete successfully in the future against existing or potential competitors, or that competition will not have a material adverse effect on its business, financial condition or results of operations.

  CBS Corporation Must Respond to Rapid Changes in Technology, Services and Standards in Order to Remain Competitive

        Technology in the video, telecommunications, radio and data services used in the entertainment industry is changing rapidly. Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on CBS Corporation's businesses. Examples of such advances in technologies include video-on-demand, satellite radio, new video formats and downloading from the Internet. For example, devices that allow users to view or listen to television or radio programs on a time-delayed basis and technologies which enable users to fast-forward or skip advertisements, such as DVRs and portable digital devices, may cause changes in consumer behavior that could affect the attractiveness of CBS Corporation's offerings to advertisers and could therefore adversely affect its revenues. In addition, further increases in the use of portable digital devices which allow users to view or listen to content of their own choosing, in their own time, while avoiding traditional commercial advertisements, could adversely affect CBS Corporation's radio and television broadcasting advertising revenues. Cable providers and direct-to-home (DTH) satellite operators are developing new techniques that allow them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television marketplace into more specialized niche audiences. More television options increase competition for viewers and competitors targeting programming to narrowly defined audiences may gain an advantage over CBS Corporation for television advertising and subscription revenues. The ability to anticipate and adapt to changes in technology on a timely basis and exploit new sources of revenue from these changes will affect CBS Corporation's ability to continue to grow and increase its revenue.

  Increased Programming and Content Costs May Adversely Affect CBS Corporation's Profits

        CBS Corporation produces and acquires programming and content and incurs costs for all types of creative talent, including actors, authors, writers and producers. An increase in the costs of such programming and content or in the costs for creative talent may lead to decreased profitability.

  Piracy of CBS Corporation's Programming and Other Content, Including Digital and Internet Piracy, May Decrease Revenue Received from the Exploitation of CBS Corporation's Programming and Other Content and Adversely Affect Its Businesses and Profitability

        Piracy of programming is prevalent in many parts of the world and is made easier by technological advances allowing conversion of programming and other content into digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of CBS Corporation's content. The proliferation of unauthorized copies and piracy of these products has an adverse effect on CBS Corporation's businesses and profitability because these products reduce the revenue that CBS Corporation potentially could receive from the legitimate sale and distribution of its products. In addition, if piracy were to increase, it would have an adverse effect on CBS Corporation's businesses and profitability.

  Changes in U.S. Communications Laws or Other Regulations May Have an Adverse Effect on CBS Corporation's Business

        The television and radio broadcasting and distribution industries in the U.S. are highly regulated by U.S. federal laws and regulations issued and administered by various federal agencies, including the Federal Communications Commission (FCC).

        The television and radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act of 1934, as amended. CBS Corporation is required to obtain licenses from the FCC to operate its radio and television stations. CBS Corporation cannot assure you that the FCC will approve its future renewal applications or that the renewals will be for full terms or will not include conditions or qualifications. The non-renewal, or renewal with substantial conditions or modifications, of one or more of CBS Corporation's licenses could have a material adverse effect on CBS Corporation's revenues.

        CBS Corporation must also comply with extensive FCC regulations and policies in the ownership and operation of its television and radio stations and its television networks. FCC regulations prohibit the ownership of more than one of the top four networks and limit the number of television and radio stations that a licensee can own in a market and the number of television stations that can be owned nationwide, which could restrict CBS Corporation's ability to consummate future transactions and in certain circumstances could require it to divest some television or radio stations.

        The FCC requires television stations to broadcast three hours per week of educational and informational programming designed for children 16 years of age and younger. In November 2004, the FCC issued a new rule that would have the effect of limiting the number of times that CBS Corporation's television stations could preempt educational or informational children's programming due to scheduling conflicts with sports and other live event programming. The industry and public interest groups have entered into a settlement agreement, which would the moot the concerns. In the meantime, the FCC has stayed the effectiveness of the new rules pending its decision of whether to accept the settlement.

        As part of the nationwide transition from analog to digital broadcasting, CBS Corporation's full power television stations are required to transmit a digital signal 100% of the time they are transmitting an analog signal. This requirement increases CBS Corporation's operating costs. At the end of the analog-to-digital period, these television stations will be required to cease analog transmissions. CBS Corporation is unable to predict the extent to which consumers will acquire digital conversion devices for analog television receivers and the effect of the cessation of analog broadcasting on viewership. In addition, CBS Corporation is unable to predict the extent or timing of consumer demand for digital television services and the resulting impact on CBS Corporation's viewership.

        The U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations, and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation and ownership of CBS Corporation's radio and television properties. For example, from time to time, proposals have been advanced in the U.S. Congress and at the FCC to require radio and television broadcast stations to provide advertising time to political candidates for free or at a reduced charge. In addition, some policymakers maintain that cable operators should be required to offer à la carte programming to subscribers on a network by network basis. Unbundling packages of program services may increase both competition for carriage on distribution platforms and marketing expenses, which could adversely affect Showtime Networks' results of operations.

        Changes to the media ownership and other FCC rules may affect the competitive landscape in ways that could increase the competition faced by CBS Corporation. CBS Corporation is unable to predict the effect that any such laws, regulations or policies may have on its operations.

  Vigorous Enforcement or Enhancement of FCC Indecency and Other Program Content Rules Against the Broadcast and Cable Industry Could Have an Adverse Effect on CBS Corporation's Businesses and Results of Operations

        The FCC's rules prohibit the broadcast of obscene material at any time and indecent or profane material on television or radio broadcast stations between the hours of 6 a.m. and 10 p.m. Broadcasters risk violating the prohibition against broadcasting indecent material because of the vagueness of the FCC's definition of indecent material, coupled with the spontaneity of live programming.

        The FCC vigorously enforces its indecency rules against the broadcasting industry as a whole. The FCC has indicated that it is stepping up its enforcement activities as they apply to indecency, and has threatened to initiate license revocation proceedings against broadcast licensees for "serious" indecency violations. The FCC has found on a number of occasions recently, chiefly with regard to radio stations, that the content of broadcasts has contained indecent material. In such instances, the FCC issued fines to the offending licensees. Moreover, the FCC has recently begun imposing separate fines for each allegedly indecent "utterance," in contrast with its previous policy, which generally considered all indecent words or phrases within a given program as constituting a single violation.

        In addition, legislation has been introduced in the U.S. Congress which would, among other things, (i) significantly increase the fines for indecent broadcasts, (ii) specify that all indecency violations are "serious" violations for license renewal purposes and (iii) mandate an evidentiary hearing to consider the revocation of a station's license or construction permit of any station that has had three indecency violations during its license term. If the FCC denied a license renewal for one of CBS Corporation's broadcast radio or television stations, CBS Corporation would lose its authority to operate the station.

        The determination of whether content is indecent is inherently subjective and, as such, it can be difficult to predict whether particular content could violate indecency standards. The difficulty in predicting whether individual programs, words or phrases may violate the FCC's indecency rules adds significant uncertainty to CBS Corporation's ability to comply with the rules. Violation of the indecency rules could lead to sanctions which may adversely affect CBS Corporation's businesses and results of operations.

        Some policymakers also support the extension of the indecency rules that are applicable to over-the-air broadcasters to cover cable and satellite programming and/or attempts to step up enforcement of or otherwise expand existing laws and rules. If such an extension or attempt to step up enforcement took place and was not found to be unconstitutional, some of CBS Corporation's cable content could be subject to additional regulation and might not be able to attract the same subscription and viewership levels.

  The Loss of Affiliation Agreements or Retransmission Agreements Could Materially Adversely Affect CBS Corporation's Results of Operations

        CBS Network and UPN provide their affiliates with up to 98 and 10 hours, respectively, of Monday through Friday programming per week. In return, CBS Network's affiliated stations and UPN's affiliated stations broadcast network-inserted commercials during that programming. Loss of network affiliation agreements of CBS Network and UPN could adversely affect CBS Corporation's results of operations by reducing the reach of CBS Corporation's programming and therefore its attractiveness to advertisers and renewal on less favorable terms may also adversely affect CBS Corporation's results of operations.

        The non-renewal or termination of retransmission agreements with distributors such as Comcast Corporation, Time Warner Cable, a division of Time Warner Inc., DIRECTV Holdings LLC, or EchoStar Communications Corporation, or continued distribution on less favorable terms, could also adversely affect CBS Corporation's ability to distribute its network programming to a nationwide audience and affect CBS Corporation's ability to sell advertising, which could have a material adverse effect on CBS Corporation's results of operations.

        Showtime Networks is dependent upon the maintenance of affiliation agreements with cable and DTH satellite operators, and there can be no assurance that these affiliation agreements will be renewed in the future on terms acceptable to Showtime Networks. The loss of one or more of these arrangements would reduce the distribution of Showtime Networks' premium subscription television program services and reduce revenues from subscriber fees. Further, the loss of favorable packaging, positioning, pricing or other marketing opportunities with any distributor could reduce revenues from subscriber fees.

        In addition, consolidation among cable and DTH satellite operators and increased vertical integration of such distributors into the cable or broadcast network business has provided more leverage to these providers and could adversely affect CBS Corporation's ability to maintain or obtain distribution for its network programming or distribution and/or marketing for its premium subscription program services on commercially reasonable terms, or at all.

  The Failure or Destruction of Satellites and Transmitter Facilities That CBS Corporation Depends Upon to Distribute Its Programming Could Materially Adversely Affect CBS Corporation's Businesses and Results of Operations

        CBS Corporation uses satellite systems to transmit its broadcast and cable networks to affiliates. The distribution facilities include uplinks, communications satellites and downlinks. Transmissions may be disrupted as a result of local disasters that impair on-ground uplinks or downlinks, or as a result of an impairment of a satellite. Currently, there are a limited number of communications satellites available for the transmission of programming. If a disruption occurs, CBS Corporation may not be able to secure alternate distribution facilities in a timely manner. Failure to secure alternate distribution facilities in a timely manner could have a material adverse effect on CBS Corporation's businesses and results of operations.

        In addition, each of CBS Corporation's television and radio stations and cable networks uses studio and transmitter facilities that are subject to damage or destruction. Failure to restore such facilities in a timely manner could have a material adverse effect on CBS Corporation's businesses and results of operations.

  CBS Corporation Could Suffer Losses Due to Asset Impairment Charges for Goodwill, Intangible Assets, FCC Licenses and Programming

        In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), CBS Corporation will test goodwill and intangible assets, including broadcast licenses, for impairment during the fourth quarter of each year, and on an interim date should factors or indicators become apparent that would require an interim test. A downward revision in the fair value of a reporting unit or intangible assets could result in an impairment under SFAS 142 and a non-cash charge would be required. Any significant shortfall, now or in the future, in the expected popularity of the programming for which CBS Corporation has acquired rights could lead to a downward revision in the fair value of such assets. Any such charge could have a material effect on CBS Corporation's reported net earnings. On February 1, 2006, we filed a Current Report on Form 8-K relating to the test for the fourth quarter of 2005. See section entitled "Incorporation of Certain Information By Reference" beginning on page 36.

  The Loss of Key Personnel, Including Talent, Could Disrupt the Management or Operations of CBS Corporation's Business and Adversely Affect Its Revenues

        CBS Corporation's business depends upon the continued efforts, abilities and expertise of its chief executive officer and other key employees and entertainment personalities. CBS Corporation believes that the unique combination of skills and experience possessed by its executive officers would be difficult to replace, and that the loss of its executive officers could have a material adverse effect on CBS Corporation, including the impairment of CBS Corporation's ability to execute its business strategy. Additionally, CBS Corporation employs or independently contracts with several entertainment personalities and authors with significant loyal audiences. Entertainment personalities are sometimes significantly responsible for the ranking of a television or radio station and, therefore, the ability of the station to sell advertising, and an author's popularity can be significantly responsible for the success of a particular book. There can be no assurance that these entertainment personalities and authors will remain with CBS Corporation or will retain their current audiences or readership. If CBS Corporation fails to retain these entertainment personalities and authors or they lose their current audiences or readership, CBS Corporation's revenues could be adversely affected.

  Regulation of the Outdoor Advertising Industry Could Materially Adversely Affect CBS Corporation's Outdoor Business

        The outdoor advertising industry is subject to extensive governmental regulation at the federal, state and local levels in the U.S. and to national, regional and local restrictions in foreign countries. These regulations can affect the operation of advertising displays and include restrictions on the construction, repair, upgrading, height, size and location of outdoor advertising structures and, in some instances, the content of advertising copy that can be displayed on these structures. In addition, in recent years, outdoor advertising has become the subject of targeted state and municipal taxes. Such laws may reduce CBS Corporation's expansion opportunities or may increase competitive pressure from others. CBS Corporation cannot give any assurance that existing or future laws or regulations will not materially and adversely affect its outdoor business.

  If Accidents Occur at Paramount Parks or Competing Parks, Attendance at Paramount Parks May Decline Which Would Negatively Impact CBS Corporation's Revenues

        There are inherent risks involved with the attractions at theme parks. An accident or an injury at any of Paramount Parks' theme parks could expose CBS Corporation to significant liability for personal injury claims. In addition, an accident or injury at these parks or at parks operated by competitors of Paramount Parks may create public concern and negative media coverage about the safety of theme parks and reduce attendance at Paramount Parks' theme parks, which would negatively impact CBS Corporation's revenues.

  Fluctuations in Foreign Exchange Rates Could Have an Adverse Effect on CBS Corporation's Results of Operations

        Certain of CBS Corporation's revenues are earned and expenses are incurred in foreign currencies. The value of these currencies fluctuates relative to the U.S. dollar. As a result, CBS Corporation is exposed to exchange rate fluctuations, which could have an adverse effect on its results of operations.

  CBS Corporation's Liabilities Related to Discontinued Operations and Former Businesses Could Adversely Impact Its Financial Condition

        CBS Corporation has both recognized and potential liabilities and costs related to discontinued operations and former businesses, certain of which are unrelated to the media business, including leases, guarantees, environmental liabilities, liabilities related to the pensions and medical expenses of retirees, asbestos liabilities, contractual disputes and other pending and threatened litigation. CBS Corporation cannot assure you that its reserves are sufficient to cover these liabilities in their entirety or any one of these liabilities when it becomes due or at what point any of these liabilities may come due. Therefore, there can be no assurances that these liabilities will not have a material adverse effect on CBS Corporation's financial position, operating performance or cash flow.

  CBS Corporation Could Be Adversely Affected by Strikes and Other Union Activity

        CBS Corporation and its suppliers engage the services of writers, directors, actors and other talent, trade employees and others who are subject to collective bargaining agreements. If CBS Corporation or its suppliers are unable to renew expiring collective bargaining agreements, it is possible that the affected unions could take action in the form of strikes or work stoppages. Such actions, higher costs in connection with these agreements or a significant labor dispute could adversely affect CBS Corporation's television and radio businesses by causing delays in the production of CBS Corporation's television or radio programming or CBS Corporation's outdoor business by disrupting its ability to place advertising on outdoor faces.

  Political and Economic Risks Associated with CBS Corporation's International Businesses Could Harm CBS Corporation's Financial Condition or Results of Operations

        CBS Corporation's businesses operate and have customers worldwide. Inherent risks of doing business in international markets include, among other risks, changes in the economic environment, export restrictions, exchange controls, tariffs and other trade barriers and longer payment cycles. CBS Corporation may incur substantial expense as a result of the imposition of new restrictions or changes in the existing economic environment in the regions where it does business. In addition, acts of terrorism or other hostilities, or other future financial, political, economic or other uncertainties, could lead to a reduction in advertising expenditures, which could materially adversely affect CBS Corporation's business, financial condition or results of operations.

  NAI, Through Its Voting Control of CBS Corporation, Will Be in a Position to Control Actions that Require Stockholder Approval

        National Amusements, Inc., which we refer to in this prospectus as "NAI," through its beneficial ownership of CBS Class A common stock, has voting control of CBS Corporation. Mr. Sumner M. Redstone, the controlling stockholder, chairman of the board of directors and chief executive officer of NAI, is also the chairman of the CBS Corporation board of directors, and Ms. Shari Redstone, the president and a director of NAI, is the vice chair of the CBS Corporation board of directors. In addition, Messrs. David R. Andelman and Philippe P. Dauman are directors of NAI and are directors of CBS Corporation. NAI is in a position to control the outcome of corporate actions that require stockholder approval, including the election of directors and transactions involving a change of control. You will be unable to affect the outcome of the corporate actions of CBS Corporation for so long as NAI retains voting control.

RISKS RELATED TO THE SEPARATION

  The Financial Results of CBS Corporation May Be Subject to Increased Variability After the Separation

        After the separation, CBS Corporation has distinct market dynamics and economics as compared to Viacom prior to the separation. The businesses that CBS Corporation operates are sensitive to general economic conditions, consumer confidence, consumer retail spending, interest rates, adverse publicity, competition and trends in technology. The diversification that Viacom had prior to the separation, resulting from operating the businesses of New Viacom alongside the businesses of CBS Corporation, tended to moderate financial and operational volatility. Following the separation, that diversification diminishes, and CBS Corporation may experience increased volatility in terms of cash flow, seasonality, working capital and financing requirements.

  The Historical and Pro Forma Financial Information of CBS Corporation May Not Be Indicative of Its Result as a Separate Company

        The historical and pro forma financial information of CBS Corporation presented in, or incorporated by reference into, this prospectus may not necessarily reflect what the results of operations, financial condition and cash flows of CBS Corporation would have been had New Viacom and CBS Corporation been operating as separate entities pursuing independent strategies during the periods presented or what the results of operations, financial condition and cash flows of CBS Corporation will be in the future. As a result, historical and pro forma financial information should not be relied upon as being indicative of future results of operations, financial condition and cash flows of CBS Corporation.

  The Businesses of New Viacom and CBS Corporation Will Be Attributable to the Other Company for Certain Regulatory Purposes

        So long as New Viacom and CBS Corporation are under common control, each company's businesses, as well as the businesses of any other commonly controlled company, will be attributable to the other company for purposes of U.S. and non-U.S. antitrust rules and regulations, certain rules and regulations of the FCC, and certain rules regarding political campaign contributions in the U.S., among others. The businesses of one company will continue to be attributable to the other company for FCC purposes even after the two companies cease to be commonly controlled, if the two companies share common officers, directors, or attributable stockholders. As a result, the businesses and conduct of New Viacom may have the effect of limiting the activities or strategic business alternatives available to CBS Corporation.

  The Separation Agreement Prohibits CBS Corporation from Engaging in Certain Types of Businesses

        Under the terms of the separation agreement entered into between New Viacom and CBS Corporation in connection with the separation, CBS Corporation may not make acquisitions, enter into agreements or accept or agree to any condition that purports to bind New Viacom or subjects New Viacom to restrictions it is not otherwise subject to by legal order without New Viacom's consent. New Viacom and CBS Corporation have agreed that prior to the earliest of (1) the fourth anniversary of the separation, (2) the date on which none of Mr. Redstone, NAI, NAIRI, Inc., a wholly owned subsidiary of NAI, or any of their successors, assigns or transferees are deemed to have interests in both CBS Corporation and New Viacom that are attributable under applicable U.S. federal laws and (3) the date on which the other company ceases to own the video programming vendors that it owns as of the separation, neither of them will own or acquire an interest in a cable television operator if such ownership would subject the other company to U.S. federal laws regulating contractual relationships between video programming vendors and video programming distributors that the other company is not then subject to. These restrictions could limit the strategic business alternatives available to CBS Corporation.

  The Tax Matters Agreement and the Tax Rules Applicable to the Separation May Restrict New Viacom and CBS Corporation's Ability to Engage in Certain Corporate Transactions

        In connection with the separation, the companies entered into a tax matters agreement, effective as of the separation, which we refer to in this prospectus as the "tax matters agreement." The tax matters agreement provides, among other things, that, depending on the event, New Viacom may have to indemnify CBS Corporation, or CBS Corporation may have to indemnify New Viacom, for some or all of the taxes resulting from the merger and the distribution of New Viacom common stock in the merger if the merger and distribution do not qualify as a tax-free distribution under Sections 355 and 368 of the United States Internal Revenue Code of 1986, as amended (the "Code"). In addition, the current U.S. federal income tax law creates a presumption that the distribution of New Viacom common stock in the merger would be taxable to Viacom, but not to its stockholders, if either New Viacom or CBS Corporation engages in, or enters into an agreement to engage in, a transaction that would result in a 50% or greater change, by vote or value, in CBS Corporation's or New Viacom's stock ownership during the four-year period that begins two years before the date of the separation, unless it is established that the transaction was not undertaken pursuant to a plan or series of transactions related to the separation. The Treasury Regulations currently in effect generally provide that whether such distribution is part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury Regulations. In addition, the Treasury Regulations provide several "safe harbors" for acquisition transactions that are not considered to be part of a plan. The indemnification obligations set forth in the tax matters agreement and the above-described provisions of the tax law may prevent CBS Corporation from entering into transactions which might be advantageous to its stockholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities, and may make CBS Corporation less attractive to a potential acquiror and reduce the possibility that an acquiror will propose or seek to effect certain transactions with CBS Corporation.

  If the Merger Is Determined to Be Taxable, CBS Corporation and its Stockholders Could Be Subject to a Material Amount of Taxes

        Viacom received an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP and a private letter ruling from the U.S. Internal Revenue Service (IRS), in each case, to the effect that, for U.S. federal income tax purposes, the merger and the distribution of New Viacom common stock in the merger qualified as a tax-free distribution under Sections 355 and 368 of the Code and the distribution of CBS Corporation common stock in the merger was also generally tax-free to Viacom and its stockholders. In accordance with current IRS ruling policy, the IRS ruling does not address certain significant issues relating to qualification under Section 355 of the Code and, as to those issues, Viacom relied on an opinion of counsel. The merger was structured to be tax-free for U.S. federal income tax purposes to Viacom stockholders, except with respect to cash received in lieu of fractional shares of CBS Corporation common stock and New Viacom common stock. The merger was also tax-free to Viacom for U.S. federal income tax purposes, except with respect to taxes arising out of foreign and other internal restructurings undertaken in connection with the separation and any "excess loss account" or "intercompany transaction" required to be taken into account by Viacom under the Treasury Regulations. The IRS ruling was based on the facts presented and representations made by Viacom in the ruling request. Generally, an IRS private letter ruling will not be revoked or modified retroactively unless there was an omission or misstatement of a material fact or a breach of a material representation. If the facts or representations are found to be incorrect or incomplete in a material respect or if the facts at the time of the separation were materially different from the facts upon which the IRS ruling was based, Viacom cannot rely on the IRS ruling. An opinion of counsel is not binding on the IRS or any court and is also based on representations and assumptions included therein. If the factual representations and assumptions were incorrect, Viacom cannot rely on the tax opinion.

        If the merger is determined to be taxable, Viacom and its stockholders who received shares of CBS Corporation common stock and New Viacom common stock would be subject to a material amount of taxes. CBS Corporation will not indemnify any individual stockholder for any taxes that may be incurred in connection with the separation.

  In Connection with the Separation, Each Company Will Rely on the Other Company's Performance Under Various Agreements Between the Companies

        In connection with the separation, New Viacom and CBS Corporation entered into various agreements, including the separation agreement, the tax matters agreement, a transition services agreement pursuant to which New Viacom and CBS Corporation have agreed to provide certain specified services to each other following the separation and which we refer to in this prospectus as the "transition services agreement," and certain related party arrangements pursuant to which New Viacom and CBS Corporation will provide services and products to each other from and after the separation. The separation agreement sets forth the allocation of assets, liabilities, rights and obligations of New Viacom and CBS Corporation following the separation, and includes indemnification obligations for such liabilities and obligations. In addition, pursuant to the tax matters agreement, certain income tax liabilities and related responsibilities are allocated between, and indemnification obligations are assumed by, each of New Viacom and CBS Corporation. Each company will rely on the other company to satisfy its performance and payment obligations under these agreements. Certain of the liabilities to be assumed or indemnified by New Viacom or CBS Corporation under these agreements are legal or contractual liabilities of the other company. If New Viacom were to breach or be unable to satisfy its material obligations under these agreements, including a failure to satisfy its indemnification obligations, CBS Corporation could suffer operational difficulties or significant losses.

  Certain Members of Management, Directors and Stockholders May Face Actual or Potential Conflicts of Interest

        The management and directors of CBS Corporation own both New Viacom common stock and CBS Corporation common stock, and both New Viacom and CBS Corporation are controlled by NAI. Mr. Redstone, the controlling stockholder, chairman of the board of directors and chief executive officer of NAI, serves as chairman of the New Viacom board of directors and chairman of the CBS Corporation board of directors. Ms. Redstone, the president and a director of NAI, serves as vice chair of the board of directors of both New Viacom and CBS Corporation. Messrs. George S. Abrams, David R. Andelman and Philippe P. Dauman are directors of NAI, and Mr. Dauman serves as a director of both New Viacom and CBS Corporation, Mr. Abrams serves as a director of New Viacom and Mr. Andelman serves as a director of CBS Corporation This ownership overlap and these common directors could create, or appear to create, potential conflicts of interest when New Viacom's and CBS Corporation's management, directors and controlling stockholder face decisions that could have different implications for New Viacom and CBS Corporation. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between New Viacom and CBS Corporation regarding the terms of the agreements governing the separation and the relationship between New Viacom and CBS Corporation thereafter. These agreements include, among others, the separation agreement, the tax matters agreement, the transition services agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest could also arise if New Viacom and CBS Corporation enter into any commercial arrangements with each other in the future. Each of Mr. Redstone, Ms. Redstone and Mr. Dauman may also face conflicts of interest with regard to the allocation of his or her time between New Viacom and CBS Corporation.

        The CBS Corporation's certificate of incorporation contains provisions related to corporate opportunities that may be of interest to both New Viacom and CBS Corporation. The CBS Corporation certificate of incorporation provides that in the event that a director, officer or controlling stockholder of CBS Corporation who is also a director, officer or controlling stockholder of New Viacom acquires knowledge of a potential corporate opportunity for both New Viacom and CBS Corporation, such director, officer or controlling stockholder may present such opportunity to New Viacom or CBS Corporation or both, as such director, officer or controlling stockholder deems appropriate in his or her sole discretion, and that by doing so such person will have satisfied his or her fiduciary duties to CBS Corporation and its stockholders. In addition, the CBS Corporation certificate of incorporation provides that CBS Corporation renounces any interest in any such opportunity presented to New Viacom. The New Viacom certificate of incorporation contains mirror provisions. These provisions create the possibility that a corporate opportunity of one company may be used for the benefit of the other company.

  CBS Corporation May Not Enjoy All of the Benefits of Scale that Viacom Achieved with All of Its Businesses Under the Same Corporate Structure

        Prior to the separation, Viacom businesses shared benefits of scope and scale in costs, human capital, vendor relationships and customer relationships. While New Viacom and CBS Corporation entered into agreements that will govern a number of their commercial and other relationships after the separation, those arrangements do not fully capture the benefits the businesses enjoyed as a result of common ownership prior to the separation. The loss of these benefits as a consequence of the separation could have an adverse effect on CBS Corporation's businesses, results of operations and financial condition following the separation.

  CBS Corporation Has a New Operating Structure and New Management

        The separation of CBS Corporation into its own publicly traded company involved the division of Viacom's businesses. In connection with the separation, many jointly-held assets and operating systems as well as personnel have been allocated between the companies, in particular at Paramount and in Viacom's corporate offices, and new related party agreements have been entered into to govern the ongoing business relationships between the companies following the separation. Each company has a senior corporate staff that includes several executives who were hired relatively recently or who recently assumed all or a substantial part of their current responsibilities. There can therefore be no assurance that CBS Corporation will be successful under these conditions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference into this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the "Exchange Act." These forward-looking statements are not based on historical facts, but rather reflect CBS Corporation's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe CBS Corporation's objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause CBS Corporation's actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. More information about risks, uncertainties and other factors is discussed throughout this prospectus and the documents incorporated by reference and particularly the factors discussed under the heading "Risk Factors" in this prospectus and the disclosures included in CBS Corporation's filings with the SEC including, but not limited to, Viacom's Form 10-K for the year ended December 31, 2004, although some of the risks described in the Form 10-K relate to New Viacom's businesses. There may be additional risks, uncertainties and factors that CBS Corporation does not currently view as material or that are not necessarily known. CBS Corporation cannot make any assurance that projected results or events will be achieved. The forward-looking statements included or incorporated by reference in this prospectus are only made as of the date of this prospectus or the respective incorporated document, and CBS Corporation does not have any obligation to update any forward-looking statement to reflect subsequent events or circumstances. The risk factors under the heading "Risk Factors," among others, could affect future results, causing these results to differ materially from those expressed in CBS Corporation's forward-looking statements.

EXPLANATORY NOTE RELATING TO THE UNAUDITED
PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION

        For your reference, we have included in this prospectus certain unaudited pro forma consolidated condensed financial information of CBS Corporation originally included in the S-4 Registration Statement in connection with the separation. As described further in the section "Background—The Separation" on page 3, subsequent to the filing of the S-4 Registration Statement, the separation of CBS Corporation and New Viacom became effective on December 31, 2005. The information in this section has not been updated to reflect the separation. In addition, on December 29, 2005, New Viacom paid CBS Corporation a special cash dividend in the amount of $5.4 billion, subject to certain adjustments, in connection with the separation. See the discussion in Note 2 in the section "Unaudited Pro Forma Consolidated Condensed Financial Information."

UNAUDITED PRO FORMA CONSOLIDATED
CONDENSED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated condensed balance sheet of CBS Corporation as of September 30, 2005 is presented as if the separation and related events, as described in the notes to CBS Corporation unaudited pro forma consolidated condensed financial statements, had occurred at September 30, 2005. The unaudited pro forma consolidated condensed statements of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 are presented as if the separation had occurred on January 1, 2004. Due to our intention to account for New Viacom as a discontinued operation following the separation, the unaudited pro forma consolidated condensed statements of operations for the years ended December 31, 2003 and 2002 are also presented herein.

        The unaudited pro forma consolidated condensed financial statements are based upon Viacom's historical financial statements and New Viacom's historical carve-out financial statements for each of the periods presented. In the opinion of our management, all adjustments and/or disclosures necessary for a fair statement of the pro forma data have been made. These unaudited pro forma consolidated condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved had the separation been consummated as of the dates indicated or of the results that may be obtained in the future. These unaudited pro forma consolidated condensed financial statements and the notes thereto should be read together with:

  •
  New Viacom's audited carve-out combined financial statements and the notes thereto as of and for the period ended December 31, 2004 included in New Viacom's registration statement on Form S-4 that New Viacom filed with the SEC on October 5, 2005, as subsequently amended on November 23, 2005 (File No: 333-128821).

  •
  New Viacom's unaudited interim carve-out financial statements and the notes thereto as of and for the nine months ended September 30, 2005 included in New Viacom's registration statement on Form S-4 that New Viacom filed with the SEC on October 5, 2005, as subsequently amended on November 23, 2005 (File No: 333-128821).

  •
  Viacom's consolidated financial statements and the notes thereto as of and for the year ended December 31, 2004, and the section entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in Viacom's Annual Report on Form 10-K for the year ended December 31, 2004.

  •
  Viacom's consolidated financial statements and the notes thereto as of and for the nine months ended September 30, 2005, and the section entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in Viacom's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

  •
  Viacom's consolidated financial statements and the notes thereto as of and for the year ended December 31, 2004, and the section entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in Viacom's Current Report on Form 8-K filed with the SEC on November 21, 2005.

CBS CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
AT SEPTEMBER 30, 2005
(in millions)

	Viacom Historical	Less: New Viacom Historical Carve-out	Pro Forma Adjustments		CBS Corporation Pro Forma

ASSETS
Cash and cash equivalents	$810.8	$99.2	$—		$711.6
Receivables	3,908.4	1,612.6	287.6	(3)	2,583.4
Inventory	952.9	386.8	3.8	(3)	569.9
Other current assets	1,321.0	285.5	—		1,035.5

Total current assets	6,993.1	2,384.1	291.4		4,900.4

Property and equipment, net	4,309.2	1,104.5	—		3,204.7
Inventory	4,773.7	3,009.2	(2.8	)(3)	1,761.7
Goodwill	38,437.3	10,372.8	—		28,064.5
Intangibles	10,719.3	307.5	—		10,411.8
Other assets	2,082.1	1,202.4	331.2	(3)	1,210.9

Total assets	$67,314.7	$18,380.5	$619.8		$49,554.0

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and other current liabilities	$6,540.2	$2,566.9	$305.8	(3)	$4,279.1
Current portion of long-term debt	63.6	49.6	—		14.0

Total current liabilities	6,603.8	2,616.5	305.8		4,293.1

Long-term debt	10,635.2	279.2	(3,370.0	)(2)	6,986.0
Other liabilities	9,188.8	2,206.8	316.8	(3)	7,298.8
Other liabilities of discontinued operations	527.6	—	—		527.6
Minority interest	4.5	3.1	—		1.4
Stockholders' Equity:
Class A Common stock	1.3	—	(1.2	)(1b)	.1
Class B Common stock	17.5	—	(16.5 (.3	)(1b) )(1c)	.7
Additional paid-in capital	65,924.9	—	(13,290.1 1.2 16.5 3,370.0 (12,147.9	)(1a) (1b) (1b) (2) )(1c)	43,874.6
Retained deficit	(12,700.0)	—	(2.8	)(3)	(12,702.8)
Invested capital	—	13,290.1	13,290.1	(1a)	—
Accumulated other comprehensive loss	(398.2)	(15.2)	—		(383.0)

	52,845.5	13,274.9	(8,781.0)		30,789.6
Less treasury stock, at cost	12,490.7	—	(12,148.2	)(1c)	342.5

Total stockholders' equity	40,354.8	13,274.9	3,367.2		30,447.1

Total liabilities and stockholders' equity	$67,314.7	$18,380.5	$619.8		$49,554.0

The accompanying notes are an integral part of this
unaudited pro forma consolidated condensed balance sheet.

CBS CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2005
(in millions, except per share amounts)

	Viacom Historical	Less: New Viacom Historical Carve-out	Pro Forma Adjustments		CBS Corporation Pro Forma

Revenues	$17,321.5	$6,885.9	$272.7	(3)	$10,708.3
Operating expenses	9,406.0	3,342.3	258.7	(3)	6,322.4
Selling, general and administrative expenses	3,386.9	1,404.3	16.8	(3)	1,999.4
Depreciation and amortization	552.7	185.5	—		367.2

Operating income	3,975.9	1,953.8	(2.8)		2,019.3
Interest expense, net	(523.0)	(10.1)	106.4	(2)	(406.5)
Other items, net	12.9	(19.1)	—		32.0

Earnings from continuing operations before income taxes, equity in earnings of affiliated companies and minority interest	3,465.8	1,924.6	103.6		1,644.8
Provision for income taxes	(1,388.8)	(754.4)	(41.0	)(4)	(675.4)
Equity in earnings of affiliated companies, net of tax	20.8	7.5	—		13.3
Minority interest, net of tax	(3.6)	(3.3)	—		(.3)

Net earnings from continuing operations	$2,094.2	$1,174.4	$62.6		$982.4

Net earnings from continuing operations per common share:
Basic	$1.31				$1.23
Diluted	$1.30				$1.22
Weighted average number of common shares outstanding:
Basic	1,598.3		(799.2	)(1)	799.1
Diluted	1,607.2		(803.6	)(1)	803.6

The accompanying notes are an integral part of this
unaudited pro forma consolidated condensed balance sheet.

CBS CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004
(in millions, except per share amounts)

	Viacom Historical	Less: New Viacom Historical Carve-out	Pro Forma Adjustments		CBS Corporation Pro Forma

Revenues	$22,143.9	$8,132.2	$535.6	(3)	$14,547.3
Operating expenses	12,212.0	3,988.3	419.9	(3)	8,643.6
Selling, general and administrative expenses	4,132.2	1,609.5	29.8	(3)	2,552.5
Impairment charge	17,997.1	—	—		17,997.1
Depreciation and amortization	760.2	251.6	—		508.6

Operating income (loss)	(12,957.6)	2,282.8	85.9		(15,154.5)
Interest expense, net	(693.1)	(20.9)	141.9	(2)	(530.3)
Other items, net	7.4	(17.7)	—		25.1

Earnings (loss) from continuing operations before income taxes, equity in earnings (loss) of affiliated companies and minority interest	(13,643.3)	2,244.2	227.8		(15,659.7)
Provision for income taxes	(1,382.8)	(808.2)	(90.9	)(4)	(665.5)
Equity in earnings (loss) of affiliated companies, net of tax	(20.8)	(40.0)	—		19.2
Minority interest, net of tax	(3.7)	(3.1)	—		(.6)

Net earnings (loss) from continuing operations	$(15,050.6)	$1,392.9	$136.9		$(16,306.6)

Net earnings (loss) from continuing operations per common share:
Basic	$(8.78)				$(19.02)
Diluted	$(8.78)				$(19.02)
Weighted average number of common shares outstanding:
Basic	1,714.4		(857.2	)(1)	857.2
Diluted	1,714.4		(857.2	)(1)	857.2

The accompanying notes are an integral part of this
unaudited pro forma consolidated condensed balance sheet.

CBS CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003
(in millions, except per share amounts)

	Viacom Historical	Less: New Viacom Historical Carve-out	Pro Forma Adjustments		CBS Corporation Pro Forma

Revenues	$20,450.9	$7,304.4	$408.0	(3)	$13,554.5
Operating expenses	11,555.6	3,729.5	339.3	(3)	8,165.4
Selling, general and administrative expenses	3,726.3	1,375.2	25.0	(3)	2,376.1
Depreciation and amortization	699.6	197.9	—		501.7

Operating income	4,469.4	2,001.8	43.7		2,511.3
Interest expense, net	(727.9)	(21.0)	—		(706.9)
Other items, net	(3.2)	(24.6)	—		21.4

Earnings from continuing operations before income taxes, equity in earnings (loss) of affiliated companies and minority interest	3,738.3	1,956.2	43.7		1,825.8
Provision for income taxes	(1,496.5)	(787.6)	(17.6	)(4)	(726.5)
Equity in earnings (loss) of affiliated companies, net of tax	.1	(18.2)	—		18.3
Minority interest, net of tax	(3.7)	(3.0)	—		(.7)

Net earnings from continuing operations	$2,238.2	$1,147.4	$26.1		$1,116.9

Net earnings from continuing operations per common share:
Basic	$1.28				$.64
Diluted	$1.27				$.63
Weighted average number of common shares outstanding:
Basic	1,744.0				1,744.0
Diluted	1,760.7				1,760.7

The accompanying notes are an integral part of this
unaudited pro forma consolidated condensed balance sheet.

CBS CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002
(in millions, except per share amounts)

	Viacom Historical	Less: New Viacom Historical Carve-out	Pro Forma Adjustments		CBS Corporation Pro Forma

Revenues	$18,849.6	$6,050.7	$364.5	(3)	$13,163.4
Operating expenses	10,442.7	2,957.2	292.0	(3)	7,777.5
Selling, general and administrative expenses	3,487.6	1,161.2	.1	(3)	2,326.5
Depreciation and amortization	675.5	194.7	—		480.8

Operating income	4,243.8	1,737.6	72.4		2,578.6
Interest expense, net	(783.0)	(36.6)	—		(746.4)
Other items, net	(32.5)	(29.3)	—		(3.2)

Earnings from continuing operations before income taxes, equity in loss of affiliated companies and minority interest	3,428.3	1,671.7	72.4		1,829.0
Provision for income taxes	(1,349.5)	(644.7)	(29.3	)(4)	(734.1)
Equity in loss of affiliated companies, net of tax	(37.3)	(30.9)	—		(6.4)
Minority interest, net of tax	(2.7)	(2.2)	—		(.5)

Net earnings from continuing operations	$2,038.8	$993.9	$43.1		$1,088.0

Net earnings from continuing operations per common share:
Basic	$1.16				$.62
Diluted	$1.15				$.61
Weighted average number of common shares outstanding:
Basic	1,752.8				1,752.8
Diluted	1,774.8				1,774.8

The accompanying notes are an integral part of this
unaudited pro forma consolidated condensed balance sheet.

NOTES TO CBS CORPORATION UNAUDITED PRO FORMA
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(tables in millions, except share and per share amounts)

(1)   Conversion of Common stock

        For the purposes of the accompanying unaudited pro forma consolidated condensed financial statements, the separation of Viacom into New Viacom and CBS Corporation was accounted for as a spin-off of New Viacom. Following the separation, New Viacom will be accounted for as a discontinued operation by CBS Corporation. Assets and liabilities of New Viacom were accounted for at the historical book values carried by Viacom. No gain or loss will be recognized as a result of the separation.

        On the effective date, each outstanding share of Viacom class A common stock will convert into 0.5 of a share of New Viacom class A common stock and 0.5 of a share of CBS Corporation class A common stock; each outstanding share of Viacom class B common stock will convert into 0.5 of a share of New Viacom class B common stock and 0.5 of a share of CBS Corporation class B common stock.

        Any treasury stock held by Viacom or by any of its subsidiaries immediately prior to the separation will be automatically canceled and Viacom will not exchange those shares for any shares of New Viacom common stock or CBS Corporation common stock, with the exception of a limited number of shares held for benefit plans.

        Adjustments to the unaudited pro forma consolidated condensed balance sheet at September 30, 2005 reflect:

          (a)   Spin-off of New Viacom at historical book value.

          (b)   Conversion of Viacom class A and class B common stock, par value $0.01, to CBS Corporation class A and class B common stock, par value $0.001.

          (c)   Cancellation of treasury shares.

        The unaudited pro forma consolidated condensed statements of operations reflect the following conversion of weighted average common stock outstanding:

For the Nine Months Ended September 30, 2005	Basic	Diluted

Viacom weighted average shares outstanding	1,598.3	1,607.2
Conversion ratio	0.5	0.5

Pro forma CBS weighted average shares outstanding	799.2	803.6

For the Year Ended December 31, 2004	Basic	Diluted

Viacom weighted average shares outstanding	1,714.4	1,714.4
Conversion ratio	0.5	0.5

Pro forma CBS weighted average shares outstanding	857.2	857.2

(2)   Capitalization

        Shortly prior to the separation, New Viacom will pay a special cash dividend to Viacom (to be renamed CBS Corporation) in an amount sufficient to establish CBS Corporation's opening debt balance from continuing operations at $7.0 billion, subject to certain adjustments. New Viacom has received $6.0 billion in financing commitments, subject to the satisfaction of customary conditions, for a bridge term facility that will be used to fund the special cash dividend and for general corporate purposes.

        Based on Viacom's historical debt balance at September 30, 2005, the unaudited pro forma consolidated condensed financial statements reflect a special cash dividend of $3.4 billion. After taking into account acquisitions and dispositions of assets, operating cash flow and share repurchases, among other things, Viacom's debt balance is expected to be significantly higher at the time of the separation than at September 30, 2005, and, as a result, the special cash dividend is expected to be significantly higher than $3.4 billion. Based on Viacom's debt level as of November 21, 2005, the special cash dividend would approximate $4.8 billion.

        The following table presents Viacom's historical outstanding debt balance and the calculation of pro forma special cash dividend at September 30, 2005:

Viacom Debt Balance at September 30, 2005:
Current portion of long-term debt, including capital lease obligations	$63.6
Long-term debt, including capital lease obligations	10,635.2
Discontinued operations debt, including capital lease obligations	153.2

Viacom total debt outstanding	10,852.0
Less:
Capital lease obligations allocated to New Viacom	328.8
Discontinued operations debt retained by CBS Corporation	153.2
Pro forma CBS Corporation opening debt balance	7,000.0

Pro forma special cash dividend at September 30, 2005	$3,370.0

        The special cash dividend is expected to be funded by New Viacom's committed financing arrangements with a combination of fixed and floating rate debt with an assumed average life of 12.3 years and an average interest rate, based on current market conditions, of 5.35%. CBS Corporation intends to use the proceeds from the special cash dividend to repay a portion of its outstanding debt with an average interest rate of 4.21%, based on Viacom's short-term borrowing rate as of January 1, 2004, resulting in interest savings of $106.4 million for the nine months ended September 30, 2005 and $141.9 million for the year ended December 31, 2004. These amounts are reflected as adjustments to "Interest expense, net" in the unaudited pro forma consolidated condensed statements of operations. The estimate of interest savings is presented as if the special cash dividend occurred on January 1, 2004.

(3)   Other Pro Forma Adjustments

        Adjustments to accounts receivable, inventory, other assets, accounts payable and other liabilities on the unaudited pro forma consolidated condensed balance sheet, and adjustments to revenues and expenses on the unaudited pro forma consolidated condensed statements of operations primarily reflect the reversal of previously eliminated transactions between CBS Corporation and New Viacom.

(4)   Provision for Income Tax

        Adjustments to income tax expense on the unaudited pro forma consolidated condensed statements of operations are calculated at a blended statutory tax rate of 39.6% for the nine months ended September 30, 2005, 39.9% for the year ended December 31, 2004, 40.3% for the year ended December 31, 2003 and 40.5% for the year ended December 31, 2002.

(5)   Items not included in the Unaudited Pro Forma Consolidated Condensed Financial Statements

        (a)   The carve-out historical statements of operations include allocations of Viacom corporate expenses and Paramount Pictures corporate overhead, including accounting, treasury, tax, legal, human resources, information systems and other related party transactions with Viacom. Subsequent to the separation, these expenses may be significantly different.

        (b)   Transaction expenses related to the separation will be allocated between New Viacom and CBS Corporation. These expenses have not been included as a pro forma adjustment in the consolidated condensed financial statements.

        (c)   All outstanding options to purchase shares of Viacom class B common stock and Restricted Stock Units ("RSU") of Viacom class B common stock held by current employees and directors of CBS Corporation will be converted into options to purchase CBS Corporation class B commons stock and RSUs of CBS Corporation class B common stock, respectively. The conversion will be effected by formulas designed to preserve the intrinsic value of each option and the value of each RSU immediately prior to the separation.

        (d)   The Viacom board of directors has indicated its support for a plan under which CBS Corporation would offer its employees following the separation the opportunity, at each option holder's election, to exchange eligible employee stock options for RSUs of CBS Corporation. The voluntary exchange offer would, on a discounted-from-fair-value basis, exchange eligible unvested and vested stock options for fewer RSUs while also adding vesting requirements.

        (e)   The fair value of certain indemnifications that may be granted by CBS Corporation to New Viacom upon the separation are not included in the unaudited pro forma consolidated condensed financial statements.

        (f)    On November 3, 2005, Viacom announced that CBS Corporation is acquiring CSTV Networks, Inc. for approximately $325 million. The acquisition is expected to close in January 2006, after receipt of certain government approvals, and after the proposed separation of Viacom. At that time, consideration for the transaction will be principally in CBS Corporation class B common stock.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from the sale of the shares of Class B common stock offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a description of the principal terms of our capital stock. The following description is not meant to be complete and is qualified by reference to our certificate of incorporation and bylaws and the Delaware General Corporation Law. Copies of the CBS Corporation certificate of incorporation and bylaws are incorporated by reference herein. For more information on how you can obtain copies of these documents, see the section entitled "Where You Can Find Additional Information" on page 36. You are urged to read the our certificate of incorporation and bylaws in their entirety.

        Our authorized capital stock consists of 5.4 billion shares of capital stock, of which:

  •
  375 million shares are designated as Class A common stock, par value $0.001 per share;

  •
  5 billion shares are designated as Class B common stock, par value $0.001 per share; and

  •
  25 million shares are designated as preferred stock, par value $0.001 per share.

        Each of the Class A common stock and Class B common stock constitutes a class of common stock under the Delaware General Corporation Law.

        None of the 25 million authorized shares of preferred stock is issued and outstanding.

Common Stock

        All issued and outstanding shares of Class A common stock and Class B common stock are identical and the holders of such shares are entitled to the same rights and privileges, except as provided in the certificate of incorporation as described below.

        Voting Rights.    Holders of Class A common stock are entitled to one vote per share with respect to all matters on which the holders of common stock are entitled to vote and the affirmative vote of a majority of the outstanding shares of Class A common stock, voting separately as a class, is necessary to approve any merger or consolidation of CBS Corporation pursuant to which shares of common stock are converted into or exchanged for any other securities or consideration.

        Holders of Class B common stock do not have any voting rights, except as required by Delaware law.

        Generally, all matters to be voted on by our stockholders must be approved by a majority of the aggregate voting power of the shares of capital stock present in person or represented by proxy, except as required by Delaware law.

        Dividends.    Holders of Class A common stock and Class B common stock will share ratably in any cash dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. If the board of directors declares a dividend of any securities of CBS Corporation or another entity, the board of directors will determine whether the holders of Class A common stock and Class B common stock are to receive identical securities or to receive different classes or series of securities, but only to the extent such differences are consistent in all material respects with any differences between Class A common stock and Class B common stock.

        Conversion.    So long as there are 5,000 shares of Class A common stock outstanding, each share of Class A common stock will be convertible at the option of the holder of such share into one share of Class B common stock.

        Liquidation Rights.    In the event of a liquidation, dissolution or winding-up of CBS Corporation, all holders of common stock, regardless of class, will be entitled to share ratably in any assets available for distributions to holders of shares of common stock subject to the preferential rights of any outstanding preferred stock.

        Split, Subdivision or Combination.    In the event of a split, subdivision or combination of the outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class of common stock will be divided proportionally.

        Preemptive Rights.    Shares of Class A common stock and Class B common stock do not entitle a holder to any preemptive rights enabling a holder to subscribe for or receive shares of stock of any class or any other securities convertible into shares of stock of any class of CBS Corporation. The board of directors possesses the power to issue shares of authorized but unissued Class A common stock and Class B common stock without further stockholder action, subject to the requirements of applicable law and stock exchanges. The number of authorized shares of Class A common stock and Class B common stock could be increased with the approval of the holders of a majority of the outstanding shares of Class A common stock and without any action by the holders of shares of Class B common stock.

        Other Rights.    Our certificate of incorporation provides that we may prohibit the ownership of, or redeem, shares of its capital stock in order to ensure compliance with, or prevent the applicability of limitations imposed by, the requirements of U.S. laws or regulations applicable to specified types of media companies.

        Listing.    Our Class A common stock and Class B common stock are listed on the New York Stock Exchange under the symbols "CBS.A" and "CBS," respectively.

Preferred Stock

        The board of directors is empowered, without the approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designations, preferences and relative, participating, optional, dividend and other special rights of the shares of each such series and the qualifications, limitations, restrictions, conditions and other characteristics thereof as fixed by the board of directors. Among the specific matters that may be determined by the board of directors are the following:

  •
  the designation of each series;

  •
  the number of shares of each series;

  •
  the rate of dividends, if any;

  •
  whether dividends, if any, shall be cumulative or noncumulative;

  •
  the terms of redemption, if any;

  •
  the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of CBS Corporation;

  •
  the rights and terms of conversion or exchange, if any;

  •
  whether the preferred shares will be subject to the operation of sinking funds; and

  •
  the voting rights, if any.

        The board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could have an adverse impact on the rights of the holders of Class A common stock and Class B common stock, including, without limitation, their voting power. However, the board of directors may not issue any preferred stock, or preferred stock that is convertible into or exchangeable for other securities, that, in the aggregate with all other outstanding shares of preferred stock, could elect a majority of the board of directors, unless such issuance has been approved by the holders of a majority of the outstanding shares of Class A common stock, voting separately as a class. There are no present plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of CBS Corporation or the removal of the existing management.

SELLING STOCKHOLDERS

        The selling stockholders acquired the shares of common stock offered by this prospectus from CBS Corporation in connection with the acquisition of CSTV Networks, Inc. by CBS Corporation.

        The following table sets forth information known to us with respect to beneficial ownership of our Class B common stock as of February 1, 2006 by the Selling Stockholders.

        The Selling Stockholders may offer or sell some, all or none of their respective shares. The number of shares in the column "Shares Being Offered" represents all of the shares that any Selling Stockholder (and their respective pledgees, donees, transferees or other successors-in-interest that receive their shares from a Selling Stockholder as a gift, pledge, partnership distribution or other non-sale related transfer) may offer under this prospectus. The following table assumes that the Selling Stockholders sell all of their respective shares registered for resale under this prospectus.

        Except as otherwise disclosed in the footnotes below, none of the Selling Stockholders have, nor within the past three years have had, any position, office or other material relationship with CBS or its predecessors or affiliates.

Name of Selling Stockholders	Shares Beneficially Owned Prior to this Offering	Shares Being Offered	Shares Beneficially Owned After this Offering
Ackerley Partners LLC	182,712	182,712	0
AGM Partners LLC	12,894	12,894	0
Allen & Company Incorporated	298,070	298,070	0
Allen & Company LLC (formerly NCSN Allen Partners)	17,141	17,141	0
Athlon Venture Fund I, LP	44,665	44,665	0
Eric Barchie	87	87	0
Brian Bedol(1)	59,618	59,618	0
Chris Bevilacqua(2)	95,074	95,074	0
James C. Bosek	8,933	8,933	0
William W. Bradley	1,387	1,387	0
The BSC Employee Fund IV, LP	162,335	162,335	0
The BSC Employee Fund VI, LP	107,799	107,799	0
Casey Wasserman Living Trust	44,665	44,665	0
William R. Castleman	6,273	6,273	0
Chilton International, L.P.	130,069	130,069	0
Chilton Investment Company, Inc.	22,332	22,332	0
Chilton Investment Partners, L.P.	38,496	38,496	0
Chilton New Era International, L.P.	95,941	95,941	0
Chilton New Era Partners, L.P.	82,720	82,720	0
Chilton Opportunity International, L.P.	5,922	5,922	0
Chilton Opportunity Trust, L.P.	9,339	9,339	0
Chilton QP Investment Partners, L.P.	43,963	43,963	0
The Coca-Cola Company	765,195	765,195	0
Gideon Cohen	58	58	0
Victoria Barba Coleman	407	407	0
Constellation Venture Capital II, L.P.	651,493	651,493	0
Constellation Venture Capital Offshore II, L.P.	322,361	322,361	0

(1)
Brian Bedol is the President of CSTV.

(2)
Chris Bevilacqua is the President of CSTV Regional, LLC, a wholly owned subsidiary of CSTV.

Name of Selling Stockholders	Shares Beneficially Owned Prior to this Offering	Shares Being Offered	Shares Beneficially Owned After this Offering
Court Square Sports Holdings II, LLC	92,341	92,341	0
Court Square Sports Holdings, LLC	92,341	92,341	0
CVC II Partners, LLC	15,127	15,127	0
The Darrin Bedol 2003 Trust	9,686	9,686	0
Michael R. Dessart	436	436	0
Don 2 LLC	7,748	7,748	0
Deborah Dorman	29	29	0
EchoStar Media Holdings Corporation	1,700,425	1,700,425	0
Ehrenkranz & Ehrenkranz LLP	26,799	26,799	0
F.O.C. Investors, LLC	31,265	31,265	0
Lane Feinstein	87	87	0
Fusient Media Ventures, Inc.	199,283	199,283	0
Philip P. Green	145	145	0
Steven D. Greenberg	37,586	37,586	0
Guber Family Trust	38,745	38,745	0
Christopher H. Holden	6,273	6,273	0
J.P. Morgan Partners (SBIC), LLC	1,333,010	1,333,010	0
J.P. Morgan Partners Global Investors (SBIC), LLC	401,337	401,337	0
Drew Katz	13,399	13,399	0
Scott J. Marshall(3)	16,918	16,918	0
Middlefork LLC	796,797	796,797	0
James B. Murray, Jr.	172,134	172,134	0
Joseph W. Namath Trust	4,937	4,937	0
New York City Investment Fund, LLC	138,748	138,748	0
Tammy Price	58	58	0
R&A Investment Associates, LLC	17,866	17,866	0
Stacey and Steven Rauch	4,454	4,454	0
Joseph W. Reid	290	290	0
Jennifer Rosenbaum	58	58	0
The Samantha Bedol 2003 Trust	9,686	9,686	0
Barbara Shulman(4)	42,461	42,461	0
David L. Shuman	8,933	8,933	0
William P. Siegel	1,040	1,040	0
William R. Siegel	2,774	2,774	0
David Siegerman	581	581	0
SK Hedge Fund LLC	44,665	44,665	0
Gentry G. Smith	14	14	0
Sports Capital Partners	154,112	154,112	0
TowerBrook Investors L.P.	1,023,813	1,023,813	0
U.B. Capital, LLC	6,874	6,874	0
Aaron Volkman	174	174	0
Weston Presidio Capital IV, L.P.	537,525	537,525	0
WPC Entrepreneur Fund II, L.P.	8,508	8,508	0
Michelle Yu	58	58	0

(3)
Scott J. Marshall is the Treasurer, Executive Vice President and Chief Financial Officer of CSTV.

(4)
Barbara Shulman is the Secretary, Executive Vice President and General Counsel of CSTV.

PLAN OF DISTRIBUTION

        As used in this prospectus, "Selling Stockholders" include the Selling Stockholders named above and their donees, pledgees, transferees or other successors in interest selling shares received from the Selling Stockholders as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus; provided that these non-sale related transfers comply with the terms of the registration rights agreement. We have been advised that the Selling Stockholders may effect sales of the shares of the Class B common stock directly, or indirectly by or through underwriters, agents or broker-dealers, and that the shares of the Class B common stock may be sold, at any time, or from time to time, by one or a combination of several of the following methods:

  •
  on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the shares of Class B common stock may be listed or quoted at the time of the sale;

  •
  purchases by underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder(s) and/or the purchasers of the shares for whom they may act as agent;

  •
  one or more block transactions, including transactions in which the broker or dealer so engaged will attempt to sell the shares of the Class B common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

  •
  ordinary brokerage transactions or transactions in which a broker solicits purchases;

  •
  purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account under this prospectus;

  •
  the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

  •
  short sales or transactions to cover short sales relating to the shares;

  •
  privately negotiated transactions;

  •
  the writing of put or call options, whether the options are listed on an options exchange or otherwise;

  •
  distributions to creditors and equity holders of the Selling Stockholder(s); and

  •
  any combination of the foregoing, or any other available means allowable under applicable law.

        The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale. The aggregate proceeds to the Selling Stockholders from the sale of the Class B common stock offered by them will be the purchase price of the Class B common stock less discounts and commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of Class B common stock to be made directly or through agents. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Class B common stock.

        Under the registration rights agreement, we granted the Selling Stockholders certain registration rights pertaining to shares of the Class B common stock received by the Selling Stockholders in connection with the acquisition of CSTV. The agreement provides for cross-indemnification of the Selling Stockholders and us, and its and our respective directors, officers, controlling persons, agents and employees against specific liabilities in connection with the offer and sale of the Class B common stock, including liabilities under the Securities Act.

        We have agreed to bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the resale of the shares. We have agreed to maintain the effectiveness of this registration statement until the date on which the shares may be resold by non-affiliates of our company without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect, subject to the terms of the registration rights agreement.

        Subject to the terms of the registration rights agreement, including provisions relating to blackout periods, the Selling Stockholders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The Selling Stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The Selling Stockholders may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The Selling Stockholders may sell their shares at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices.

        Additionally, the Selling Stockholders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our securities or the Selling Stockholder's securities or in connection with the offering of other securities not covered by this prospectus.

        From time to time, a Selling Stockholder may transfer, pledge, donate, grant a security interest in or assign its shares of Class B common stock to lenders or others and each of such persons will be deemed to be the "Selling Stockholder" for purposes of this prospectus. The number of shares of Class B common stock beneficially owned by such Selling Stockholder will decrease as, when and to the extent it takes such actions. The plan of distribution for a Selling Stockholder's shares of Class B common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees, secured parties, or other successors will be a Selling Stockholder hereunder. Any donee, pledgee, transferee, secured parties, or other successors that intends to offer or sell shares through this prospectus will be named in a prospectus supplement, if required.

        The Selling Stockholder may enter into sale, forward sale and derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those sale, forward sale or derivative transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the Class B common stock. If so, the third party may use shares received under those sale, forward sale or derivative arrangements or shares pledged by the Selling Stockholders or borrowed from the Selling Stockholders or others to settle such third party sales or to close out any related open borrowings of stock. The third parties may deliver this prospectus in connection with any such transactions. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

        Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate in the resales.

        In connection with sales of our Class B common stock covered hereby, the Selling Stockholders and any broker-dealers or agents and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act. Accordingly, any profits realized by the Selling Stockholders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because the Selling Stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of that act. At the request of the Selling Stockholders, we will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the Selling Stockholder for the purpose of satisfying the prospectus delivery requirements. In addition, any shares of the Selling Stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold in open market transactions under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect of the Class B common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our Class B common stock by the Selling Stockholders. These restrictions may affect the marketability of such shares. At the request of the Selling Stockholders, we will make copies of this prospectus available to the Selling Stockholders if there is a need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

        In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

        If underwriters are used in a firm commitment underwriting, we and the Selling Stockholders will execute an underwriting agreement with those underwriters relating to the shares of Class B common stock that the Selling Stockholders will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these shares of Class B common stock will be subject to conditions. The underwriters will purchase the shares on a firm commitment basis and will be obligated to purchase all of the shares if any are purchased. The shares of Class B common stock subject to any such underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may be deemed to have received compensation from the Selling Stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares for whom they may act as agent. The Selling Stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of Class B common stock subject to the underwriting agreement from the Selling Stockholders at the public offering price stated in the prospectus supplement through delayed delivery contracts providing for payment and delivery on a specified date in the future. If the Selling Stockholders sell shares of Class B common stock through these delayed delivery contracts, the prospectus supplement will state that, as well as the conditions to which these delayed delivery contracts will be subject, and the commissions payable for that solicitation. The applicable prospectus supplement will set forth whether or not the underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the shares of Class B common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue these activities if commenced.

        The underwriters, if any, may sell these shares to or through dealers. These dealers may arrange for other dealers to participate in sales and may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time and may exceed customary commissions.

        If dealers are utilized in the sale of shares of Class B common stock, the Selling Stockholders will sell the shares to the dealers as principals. The dealers may then resell the shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

        The Selling Stockholders may also sell shares of Class B common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of the shares and will list commissions payable by the Selling Stockholders to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

        We and the Selling Stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against specified liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

        In connection with an underwritten offering of Class B common stock under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class B common stock offered under this prospectus. As a result, the price of the Class B common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or other securities exchange, the Nasdaq National Market System or another automated quotation system, or in the over-the-counter market or otherwise.

        At any time a particular offer of the shares of Class B common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed at the request of the Selling Stockholders. The supplement will set forth the specific terms of the offering of securities, including:

  •
  the name of the Selling Stockholder and other participating broker-dealer(s);

  •
  the number of shares of Class B common stock offered;

  •
  the price such shares of Class B common stock are being sold;

  •
  the proceeds to the Selling Stockholder from the sale of such shares;

  •
  the specific plan of distribution for such shares of Class B common stock;

  •
  the names of the underwriters or agents, if any;

  •
  any underwriting discounts, agency fees or other compensation to underwriters or agents;

  •
  any discounts or concessions allowed or paid to dealers; and

  •
  any other facts material to the transaction.

LEGAL MATTERS

        The validity of the securities to be offered hereby will be passed upon by Louis J. Briskman, Executive Vice President and General Counsel of CBS Corporation.

EXPERTS

        The consolidated financial statements, related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) and the effectiveness of internal control over financial reporting of Viacom incorporated in this prospectus by reference to Viacom's Current Report on Form 8-K filed with the SEC on November 21, 2005 have been so incorporated by reference in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        CBS Corporation files annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may read and copy this information at the SEC's Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates.

        The SEC also maintains a website that contains reports, proxy and information statements and other information that CBS Corporation files electronically with the SEC. The address of that website is www.sec.gov. You may also request a copy of any documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing or telephoning CBS Corporation at the following address or telephone number:

CBS Corporation
51 West 52nd Street
New York, New York 10019
Attention: Investor Relations
Telephone: 1-877-CBS-0787

        Shares of CBS Class B common stock are listed on the New York Stock Exchange. You may also inspect reports, proxy statements and other information about CBS Corporation at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows certain information to be incorporated by reference into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC that contains that information. This prospectus incorporates by reference important business and financial information about us that is not disclosed in or delivered with this prospectus. The information incorporated by reference is deemed a part of this prospectus (except for any information superseded by information contained directly in this prospectus) and is an important part of this prospectus.

        This prospectus incorporates by reference the documents set forth below that CBS Corporation or Viacom previously filed with the SEC, as well as any future documents that CBS Corporation files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering. These documents contain important information about CBS Corporation, its businesses and its financial condition.

        We incorporate by reference in this prospectus the following documents and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

  •
  Viacom's Annual Report on Form 10-K for the year ended December 31, 2004;

  •
  Viacom's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005;

  •
  Viacom's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005;

  •
  Viacom's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005;

  •
  Viacom's Current Reports on Form 8-K filed on January 21, 2005, January 27, 2005, January 28, 2005, February 1, 2005 (Item 1.01), February 1, 2005 (Item 5.02), February 11, 2005, March 14, 2005, March 15, 2005, April 15, 2005, May 3, 2005, May 18, 2005, May 31, 2005, June 16, 2005, June 17, 2005, July 26, 2005, October 18, 2005, November 21, 2005, November 28, 2005, December 12, 2005 (Item 1.01), December 12, 2005 (Item 8.01), December 14, 2005, December 21, 2005, December 30, 2005 (Item 1.01) and December 30, 2005 (Items 1.02, 2.03 and 8.01), respectively; and

  •
  Our Current Reports on Form 8-K filed on January 5, 2006, January 9, 2006, January 9, 2006, January 27, 2006, January 27, 2006 and February 1, 2006, respectively.

        The information we file later with the SEC will automatically update and may supersede the information included in and incorporated by reference in this prospectus.

        Documents incorporated by reference have been filed with the SEC and are available from the SEC website or otherwise as described in the section "Where You Can Find Additional Information."

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

DISCLOSURE OF THE SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        CBS Corporation is incorporated in the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. Our certificate of incorporation contains provisions that eliminate directors' personal liability, in certain circumstances.

        Pursuant to our certificate of incorporation and bylaws, the corporation shall indemnify any person who was or is involved in or is threatened to be involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of CBS Corporation, or is or was serving at the request of CBS Corporation as a director, officer or employee (including trustee) of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against judgments, fines, amounts paid in settlement and expenses (including attorneys' fees), actually and reasonably incurred by him in connection with such action, suit or proceeding. Notwithstanding the foregoing, except with respect to proceedings to enforce rights to indemnification and advancement of expenses, we shall indemnify an indemnitee in connection with a proceeding (or part thereof) initiated by the indemnitee, if and only if the board of directors of CBS Corporation authorized the bringing of the action, suit or proceeding (or part thereof) in advance of the commencement of the proceeding.

        Pursuant to our certificate of incorporation and bylaws, to the extent that a present or former director, officer or employee of CBS Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection therewith. The indemnification and advancement of expenses provided by, or granted pursuant to, the indemnification provisions of our certificate of incorporation and bylaws shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in that person's official capacity and as to action in another capacity while holding such office. Without limiting the foregoing, we are authorized to enter into an agreement with any director, officer or employee of CBS Corporation providing indemnification for such person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that result from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of CBS Corporation, that arises by reason of the fact that such person is or was a director, officer or employee of CBS Corporation, or is or was serving at our request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the full extent allowed by law, except that no such agreement shall provide for indemnification for any actions that constitute fraud, actual dishonesty or willful misconduct.

        We may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Registrant, or is or was serving at our request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of the certificate of incorporation.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of CBS Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CLASS B COMMON STOCK

PROSPECTUS

February 1, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All of the amounts shown are estimates.

SEC registration fee	$29,003.63
New York Stock Exchange listing fee	20,000.00
Printing expenses	2,500.00
Legal fees and expenses	70,000.00
Accounting fees and expenses	20,000.00
Transfer Agent and Registrar fees	5,500.00

Total	$147,003.63

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Registrant is incorporated in the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Registrant's certificate of incorporation contains provisions that eliminate directors' personal liability, in certain circumstances.

        Pursuant to the Registrant's certificate of incorporation and bylaws, the corporation shall indemnify any person who was or is involved in or is threatened to be involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of the Registrant, or is or was serving at the request of the Registrant as a director, officer or employee (including trustee) of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against judgments, fines, amounts paid in settlement and expenses (including attorneys' fees), actually and reasonably incurred by him in connection with such action, suit or proceeding. Notwithstanding the foregoing, except with respect to proceedings to enforce rights to indemnification and advancement of expenses, the Registrant shall indemnify an indemnitee in connection with a proceeding (or part thereof) initiated by the indemnitee, if and only if the board of directors of the Registrant authorized the bringing of the action, suit or proceeding (or part thereof) in advance of the commencement of the proceeding.

        Pursuant to the Registrant's certificate of incorporation and bylaws, to the extent that a present or former director, officer or employee of the Registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection therewith. The indemnification and advancement of expenses provided by, or granted pursuant to, the indemnification provisions of the Registrant's certificate of incorporation and bylaws shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in that person's official capacity and as to action in another capacity while holding such office. Without limiting the foregoing, the Registrant is authorized to enter into an agreement with any director, officer or employee of such Registrant providing indemnification for such person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that result from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of the Registrant, that arises by reason of the fact that such person is or was a director, officer or employee of the Registrant, or is or was serving at the request of the Registrant as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the full extent allowed by law, except that no such agreement shall provide for indemnification for any actions that constitute fraud, actual dishonesty or willful misconduct.

        The Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Registrant, or is or was serving at the request of the Registrant as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the certificate of incorporation.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

4.1	Registration Rights Agreement, dated as of January 5, 2006, by and among CBS Corporation, and Stephen D. Greenberg, Lauren Tyler and Cliff Friedman, each an individual, as representatives of the stockholders of CBS Corporation named therein.
5.1	Opinion of CBS Corporation as to the validity of the securities being offered.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for CBS Corporation.
23.2	Consent of Louis J. Briskman (included in Exhibit 5.1).
24.1	CBS Corporation Powers of Attorney.
99.1	Separation Agreement, dated as of December 19, 2005, by and between Viacom (subsequently renamed CBS Corporation) and New Viacom (subsequently renamed Viacom Inc.) (incorporated by reference to Exhibit 10.1 to Viacom's Current Report on Form 8-K filed with the SEC on December 21, 2005).
99.2	Tax Matters Agreement, dated as of December 30, 2005, by and between Viacom (subsequently renamed CBS Corporation) and New Viacom (subsequently renamed Viacom Inc.) (incorporated by reference to Exhibit 10.1 to CBS Corporation's Current Report on Form 8-K filed with the SEC on January 5, 2006).

ITEM 17.    UNDERTAKINGS.

  (a)
  The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

    (A)
    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

    (B)
    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or a prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

  (5)
  That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

    The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

  (b)
  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on February 1, 2006.

CBS CORPORATION (Registrant)
By:	/s/ LOUIS J. BRISKMAN Name: Louis J. Briskman Title: Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Sumner M. Redstone	Chairman of the Board	February 1, 2006
/s/ LESLIE MOONVES Leslie Moonves	President and Chief Executive Officer Director (Principal Executive Officer)	February 1, 2006
/s/ FREDRIC G. REYNOLDS Fredric G. Reynolds	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 1, 2006
/s/ SUSAN C. GORDON Susan C. Gordon	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 1, 2006
* David R. Andelman	Director	February 1, 2006
* Joseph A. Califano Jr.	Director	February 1, 2006
* William S. Cohen	Director	February 1, 2006

* Philippe P. Dauman	Director	February 1, 2006
* Charles K. Gifford	Director	February 1, 2006
* Bruce S. Gordon	Director	February 1, 2006
* Shari Redstone	Vice Chair of the Board	February 1, 2006
* Ann N. Reese	Director	February 1, 2006
* Judith A. Sprieser	Director	February 1, 2006
* Robert D. Walter	Director	February 1, 2006
*By:	/s/ LOUIS J. BRISKMAN Louis J. Briskman Attorney-in-fact for the Directors	February 1, 2006

EXHIBIT INDEX

4.1	Registration Rights Agreement, dated as of January 5, 2006, by and among CBS Corporation, and Stephen D. Greenberg, Lauren Tyler and Cliff Friedman, each an individual, as representatives of the stockholders of CBS Corporation named therein.
5.1	Opinion of CBS Corporation as to the validity of the securities being offered.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for CBS Corporation.
23.2	Consent of Louis J. Briskman (included in Exhibit 5.1).
24.1	CBS Corporation Powers of Attorney.
99.1
Separation Agreement, dated as of December 19, 2005, by and between Viacom (subsequently renamed CBS Corporation) and New Viacom (subsequently renamed Viacom Inc.) (incorporated by reference to Exhibit 10.1 to Viacom's Current Report on Form 8-K filed with the SEC on December 21, 2005).
99.2
Tax Matters Agreement, dated as of December 30, 2005, by and between Viacom (subsequently renamed CBS Corporation) and New Viacom (subsequently renamed Viacom Inc.) (incorporated by reference to Exhibit 10.1 to CBS Corporation's Current Report on Form 8-K filed with the SEC on January 5, 2006).